UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

WISCONSIN CAPITAL FUNDS, INC.
(Exact Name of Registrant as Specified in Charter)

1200 JOHN Q. HAMMONS DRIVE
2ND FLOOR
MADISON, WISCONSIN 53717
(Address of Principal Business Office: No. & Street, City, State, Zip Code)

Registrant's Telephone Number, including Area Code: (608) 824-8800

Thomas G. Plumb
President
Wisconsin Capital Funds, Inc.
1200 John Q. Hammons Drive
2nd Floor
Madison, Wisconsin 53717
(Name and Address of Agent for Service)

Copy to:
Fredrick G. Lautz, Esq.
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ☒
NO ☐

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Madison and the State of Wisconsin on the 4th day of April, 2007.

By: /s/ Thomas G. Plumb Name: Thomas G. Plumb Title: President

Attest: /s/ Clint A. Oppermann
Name: Clint A. Oppermann
Title: Secretary